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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7





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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $13,714

COST OF OPERATION                                           14,125

OPERATING LOSS                                                (411)

NONOPERATING INCOME                                            474

INCOME BEFORE FEDERAL INCOME TAXES                              63

FEDERAL INCOME TAXES                                            63

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

NET INCOME                                                      -

BALANCE AT END OF PERIOD                                      $ -


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $64,240
  Construction Work in Progress                                 238
         Total Mining Plant                                  64,478
  Accumulated Depreciation and Amortization                  49,966

         NET MINING PLANT                                    14,512

OTHER PROPERTY AND INVESTMENTS                                1,328

CURRENT ASSETS:
  Cash and Cash Equivalents                                  10,945
  Accounts Receivable:
    General                                                   1,232
    Affiliated Companies                                      7,842
  Coal                                                           26
  Materials and Supplies                                      7,337
  Accrued Tax Benefit                                           297
  Prepayments                                                   421

         TOTAL CURRENT ASSETS                                28,100

DEFERRED INCOME TAXES                                        22,742

REGULATORY ASSETS                                             6,994

DEFERRED CHARGES                                                129

           TOTAL                                            $73,805


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

LONG-TERM DEBT - Finance Obligations                           208

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           4,926
  Accrued Postretirement Benefits Other Than Pensions       13,967
  Accrued Reclamation Costs                                 24,515
  Other Operating Reserves                                  12,512

         TOTAL OTHER NONCURRENT LIABILITIES                 55,920

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable:
    General                                                  1,521
    Affiliated Companies                                       581
  Accrued Reclamation Costs                                  5,239
  Accrued Vacation Pay                                         898
  Workers' Compensation Claims                               1,385
  Obligations Under Capital Leases                           3,230
  Other                                                      1,421

         TOTAL CURRENT LIABILITIES                          14,379

DEFERRED CREDITS                                             3,291

           TOTAL                                           $73,805


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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED SEPTEMBR 30, 1997
                    (in thousands, except as noted)
                                                                                                      July through
                                                                                                        September
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter                                                         .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         474

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (474)
            2. Year-to-Date                                                                              $ (3,443)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 14,188

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (474)

       C. Cost Applicable to Current Quarter Coal Billings                                                 13,714
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    2,160
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 11,554

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                190,781

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $60.56

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   396
Indirect Labor-UMW*                                          1,572
Benefits-UMW*                                                  970
Salaries and Benefits-Nonunion                               1,064
Operating Supplies                                           1,604
Repair Parts and Materials                                   1,865
Electricity and Other Utilities                                551
Outside Services-Maintenance, Haulage and Reclamation          522
Taxes Other Than Federal Income Taxes**                        463
Rental of Equipment                                          1,939
Depreciation, Depletion and Amortization                       887
Mining Cost Normalization***                                (2,040)
Reclamation Cost-Net                                         2,637
Other Production Costs                                       1,721

Subtotal                                                    14,151

Transfers of Production Costs (to)/from Coal Inventory         (26)

          Total                                            $14,125

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       57,926     47,772     10,154

Coal Interests (net of depletion)      3,698       -         3,698

Leasehold Improvements                 2,292      2,194         98

    Total Mining Plant in Service    $64,240    $49,966    $14,274